UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

SCHEDULE 13G
Under the Securities Exchange Act of 1934
__________________

Aspen Aerogels, Inc.
(Name of Issuer)

Common stock, par value $0.00001 per share
(Title of Class of Securities)

04523Y105
(CUSIP Number)

February 22, 2019
(Date of Event Which Requires Filing of this Statement)

__________________

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*           The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04523Y105		13G	Page 2 of 8 Pages
(1)	Names of Reporting Persons Telemark Asset Management, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 1,303,500 shares
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power See Row 6 above
(9)			Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above
(10)			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)			Percent of Class Represented by Amount in Row (9) 5.44%
(12)			Type of Reporting Person (See Instructions) IA;OO

CUSIP No. 04523Y105		13G	Page 3 of 8 ages
(1)	Names of Reporting Persons Telemark Fund, LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 1,303,500 shares
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power See Row 6 above
(9)			Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above
(10)			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)			Percent of Class Represented by Amount in Row (9) 5.44%
(12)			Type of Reporting Person (See Instructions) PN

CUSIP No. 04523Y105		13G	Page 4 of 8 Pages
(1)	Names of Reporting Persons Colin McNay
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)		(a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 1,303,500 shares
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power See Row 6 above
(9)			Aggregate Amount Beneficially Owned by Each Reporting Person See Row 6 above
(10)			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)			Percent of Class Represented by Amount in Row (9) 5.44%
(12)			Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Aspen Aerogels, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices

30 Forbes Road, Building B Northborough, MA 01532

Item 2(a).	Name of Person Filing

This Schedule 13G is being jointly filed by Telemark Asset Management, LLC, Telemark Fund, LP and Colin McNay (collectively, the "Reporting Persons") with respect to shares of Common Stock of Aspen Aerogels, Inc. Telemark Asset Management, LLC is the investment adviser of Telemark Fund, LP.  Colin McNay is the President and sole owner of Telemark Asset Management, LLC.

Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement other than the securities actually owned by such person (if any).

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal office of each Reporting Person is:

One International Place, Suite 4620 BOSTON MA 02110

Item 2(c).	Citizenship

Telemark Asset Management, LLC is a Delaware limited liability company and Telemark Fund, LP is a Delaware limited partnership. Colin McNay is a U.S. citizen.

Item 2(d).	Title of Class of Securities

Common Stock, par value $0.00001 per share

Item 2(e).	CUSIP Number

04523Y105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐ Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).

If filing in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______

Item 4(a).	Amount Beneficially Owned

Each Reporting Person may be deemed to beneficially own 1,303,500 shares.

Item 4(b).	Percent of Class

Each Reporting Person may be deemed to beneficially own what constitutes approximately 5.44% of the shares outstanding.

Item 4(c).	Number of shares as to which each Reporting Person has:

	(i)	sole power to vote or direct the vote:

0

	(ii)	shared power to vote or direct the vote:

1,303,500 shares

	(iii)	sole power to dispose or to direct the disposition:

0

	(iv)	shared power to dispose or to direct the disposition:

1,303,500 shares

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	The Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.
Item 9.	Notice of Dissolution of Group

Not applicable.
Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the signatory's knowledge and belief, the signatory certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2019
TELEMARK ASSET MANAGEMENT, LLC

By:	/s/ Brian C. Miley
Name:	Brian C. Miley
Title:	Chief Financial Officer

TELEMARK FUND, LP

By:	Telemark Asset Management, LLC,
investment adviser

By:	/s/ Brian C. Miley
Name:	Brian C. Miley
Title:	Chief Financial Officer

By:	/s/ Colin McNay
Name:	Colin McNay
Title:	President and sole owner of Telemark Asset Management, LLC

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement